Bread & Butter Fund, Inc.

3633 Hill Rd. 3rd Flr.

Parsippany, NJ  07054

April 7, 2010

Securities & Exchange Commission (“SEC”)

Washington, D.C.  20549

RE: Request for Acceleration

Dear SEC Representative:

The Fund is making a Request for Acceleration of its Post-Effective Amendments No. 5 (filed on 03/1/10) and No. 6 (filed on 04/07/10) to the effective date of 04/30/10.

The Fund acknowledges that;

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not forclose the Commission from taking any action with respect to the filing

•

the action of the Commission or the staff; acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•

the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/  James B. Potkul

                President

            Bread & Butter Fund, Inc.